Exhibit 10.1

PERSONAL AND CONFIDENTIAL

26-FEB-2025

Traci Hornfeck

3910 Grey Abbey Drive

Alpharetta, Georgia 30022

Dear Traci,

Welcome to NCR Atleos Corporation (“NCR Atleos”), where we are dedicated to solving the challenges our customers fact through continuous innovation and committed to setting the highest standard in self-service banking.

We are pleased to present you with this offer of employment with Cardtronics USA, Inc., the operating subsidiary of NCR Atleos Corporation (the “Company”). I am confident you will continue to embrace our customers-at-our-core culture and be a key contributor to our company. On behalf of NCR Atleos, we look forward to continued success with you as part of our team.

This letter describes the executive programs at NCR Atleos and the Company in which you are eligible to participate as an executive in your grade level in accordance with the terms and conditions of each program.

Employer (Legal Entity):

Cardtronics USA, Inc.

Position:

Chief Accounting Officer of NCR Atleos.

Job Grade:

This position is a Grade E4.

Reporting To:

Andy Wamser, Chief Financial Officer

Business Unit:

Finance

Location:

Atlanta HQ North Tower Office

Start Date:

March 31, 2025

Base Salary:

Your annual base salary will be $400,000.00 per year, commencing as of your Start Date. The Company operates on a bi-weekly pay schedule with pay days on the Friday following the close of the two-week pay period.

Short-term Incentive Program (Trailblazer Incentive Plan or Management Incentive Plan):

You are eligible to receive an annual cash bonus under our short-term incentive program based on the Company’s results and your individual performance during the 2025 calendar year. This program supports our Company’s annual strategic business imperatives and links variable pay to your contribution and impact on the future growth of the Company. The current terms of the program are available for review on the Company’s Intranet website, Bridge, following your start date. Terms are subject to change from time to time as determined at the discretion of the Compensation & Human Resource Committee of the NCR Atleos Corporation Board of Directors (the “Committee”).

Your short-term incentive opportunity for the 2025 plan year will be 50% of base salary, which is typically payable to you in or about March 2026. Your bonus payment for 2025 will not be prorated based on your hire date, and the incentive amount paid to you in spring of 2026 will be calculated as if you had been employed by the Company during the entire 2025 year. You must be a current employee at the time of payment in order to receive the short-term incentive payment.

Annual Equity Grant (Long-term Incentive Program):

Our long-term incentive program drives our Company’s long-term strategy and investor wealth creation as well as recognizes top talent critical to delivering our vision and strategy.

Subject to your acceptance of this offer and your timely execution of the associated award agreements, you will receive an NCR Atleos equity award with a grant value of US$750,000, to be delivered in the form of NCR Atleos Time-Based Restricted Stock Units with a three-year cliff vesting schedule, as described below. The effective date of the grant (“Grant Date”) will be the first of the month following your employment date.

Beginning in 2026, you will participate in the annual long-term incentive program, and your target equity incentive award will be 75% of your base salary, or US$300,000, and comprised of equity grants of the same type and in the same proportion as are awarded to other senior executives of NCR Atleos annually under our 2023 Stock Incentive Plan, which is administered by Fidelity Investments®. As an eligible participant, you will be considered for an annual long-term incentive equity award based on your individual contributions, your relative performance amongst peers, as well as your future potential to contribute to NCR Atleos’ success. Long-term incentive equity awards are not guaranteed and are generally granted during the first quarter of each year, subject to approval by the Committee.

You must be a current employee of the Company on the applicable grant date in order to be eligible to receive any long-term incentive equity award. Other award terms are set forth in the 2023 Stock Incentive Plan governing these awards, and you must electronically accept the award agreement each time one is made in order to be eligible to receive its benefits. If you have questions about your equity or shares, call the Fidelity Stock Plan Services Line at 1-800-544-9354. For questions that Fidelity is unable to answer, contact the Company by e-mail at administration.stock@ncratleos.com

Stock Ownership Guideline:

As an executive of the Company in this role, you are expected to own equity of NCR Atleos Corporation equaling at least one (1) times your base salary by the 5th anniversary of your hire date in 2030.

10b5-1 Stock Trading Program:

This is a program where executives are permitted, but not required, to file a “10b5-1 plan” to enable you, as a corporate insider, to trade shares of NCR Atleos stock during periods where such trading would otherwise be prohibited due to insider trading laws. The ability to trade under a 10b5-1 plan is founded on the principle that the executive no longer has investment discretion and all trading is executed pursuant to the parameters of the pre-established trading 10b5-1 plan. This allows you to meet diversification goals when necessary, although you still must continue to meet or exceed the stock ownership guidelines for your role. All 10b5-1 plans must be preapproved by the General Counsel and Chief Executive Officer.

Executive Severance Plan:

You are eligible to participate in the NCR Atleos Executive Severance Plan. Under this plan, severance benefits are paid to you upon an involuntary termination without cause, a voluntary termination for good reason, death, or disability. In the event of a termination within two years following a change in control, you will receive the greater of the benefits under this plan and the benefits under the NCR Alteos Change in Control Severance Plan (described below). To receive any severance benefits, you are required to execute the Company’s standard form of general release of all claims, as set out in the plan.

Change in Control Severance Plan:

You are eligible to participate in the NCR Atleos Change in Control Severance Plan. Under this plan, severance benefits are paid to you upon an involuntary termination without cause or a voluntary termination for good reason within two years following a change in control. Under the plan, a change in control is defined as (i) acquisition of beneficial ownership of 30% or more of Company shares, (ii) board members before transaction cease to constitute majority, (iii) reorganization, merger, consolidation, sale or other disposition of all or substantially all Company assets, unless several conditions are met, including that the pre-transaction beneficial owners retain over 50% ownership following the transaction in the same proportion as their pre-transaction ownership, or (iv) shareholder approval of a complete liquidation of the Company. To receive any severance benefits, you are required to execute the Company’s standard form of general release of all claims, as set out in the plan.

Benefits:

You are eligible for benefits to be effective on the first day of employment with the Company. You have 31 days from your date of hire to enroll in health insurance (medical, dental, and vision benefits) as well as other disability and life insurance plans. If you do not enroll for coverage within the first 31 days of your employment, you will be defaulted into Core Benefits for Basic Life Insurance, Core Short-Term and Long-Term Disability insurance only. During this timeframe, you will also have the opportunity to cover your eligible dependents retroactive to your first day of employment. A summary of benefits in provided in the “Benefits Summary” document.

Vacation/Holidays:

Under the Company's vacation policy, you are entitled to receive paid vacation days based on your grade level of E4. A detailed breakdown of the vacation benefit can be found in the “Benefits Summary” document.

The Company also provides six (6) Floating Holidays, which can be used at any time during the year while recognizing customer and business needs. In the first year of hire, the number of available floating holidays is prorated.

Additionally, the Company recognizes the following as paid holidays: New Year’s Day, Martin Luther King Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

Section 409A of the Code:

While the tax treatment of the payments and benefits provided under this letter is not warranted or guaranteed, it is intended that such payments and benefits shall either be exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). This letter shall be construed, administered and governed in a manner that effects such intent. In particular, and without limiting the foregoing, any reimbursements or in-kind benefits provided under this letter that are taxable benefits (and are not disability pay or death benefit plans within the meaning of Section 409A of the Code) shall be subject to the following rules:

•	Any such reimbursements shall be paid no later than the end of the calendar year next following the calendar year in which you incur the reimbursable expenses.
•	The amount of reimbursable expenses or in-kind benefits that the Company is obligated to pay or provide during any given calendar year shall not affect the amount of reimbursable expenses or in-kind benefits that the Company is obligated to pay or provide during any other calendar year.
•	Your right to have the Company reimburse expenses or provide in-kind benefits may not be liquidated or exchanged for any other benefit.

Notwithstanding any other provision of this letter, the Company may withhold from any amounts payable hereunder, or any other benefits received pursuant hereto, such minimum federal, state and/or local taxes as shall be required to be withheld under any applicable law or regulation.

Annual Performance Assessment:

Your annual performance and compensation, including any future equity awards, will be assessed and determined in the first quarter of each year or at any other time as determined by the Company, at its discretion.

Reservation of Rights and Variations

This letter summarizes certain terms and conditions of the executive programs discussed herein (as may be amended at any time, the “Plans”) and does not attempt to provide every detail. Your benefits and compensation are subject to the terms and conditions set forth in the Plans, and if there is a conflict between this letter and the Plans, or if the Plans have provisions or restrictions not set forth in this letter, the terms of the Plans shall control. The Company reserves the right, in its sole and absolute discretion, to amend or terminate the Plans at any time, for any reason, without the consent of any other person.

The Company also reserves the right to make reasonable changes to any of the terms of your employment. You will be notified in writing of any changes as soon as possible and in any event within one month of the change.

This letter is not an employment contract and should not be construed or interpreted as containing any guarantee of continued employment or employment for a specific term.

The letter is not an employment contract and should not be construed or interpreted as containing any guarantee of continued employment or employment for a specific term.

Please indicate your decision on this offer of employment by electronically signing all offer documentation within three (3) days from the date of this offer. Please also save/print a copy of the offer documentation for your files.

Traci, I am excited about the contributions, experience and knowledge you continue to bring to the Company. We have assembled some of the best professionals in the industry and are convinced that your expertise will help us further enhance the Company’s reputation.

If you have any questions regarding the details of this offer, please contact Jennifer Evanoff at Jennifer.evanoff@ncratleos.com. Jennifer will make the necessary arrangements to ensure any additional questions you may have are addressed so you are able to make an informed decision.

Sincerely,

/s/ Andy Wamser

Andy Wamser

Chief Financial Officer of NCR Atleos Corporation

Accepting the Offer:

By accepting and signing the Company's offer letter, you certify to the Company that you are not subject to a non-competition agreement with any company or to any other post-employment restriction covenants that would preclude or restrict you from performing the Company position being offered in this letter. We also advise you of the Company’s strong policy of respecting the intellectual property rights of other companies. You should not bring with you to your position any documents or materials designated as confidential, proprietary or trade secret by another company, nor in any other way disclose trade secret information while employed with the Company.

You further acknowledge that this employment letter and Appendix A reflect the general description of the terms and conditions of your employment with the Company and is not a contract of employment for any definite duration of time. The employment relationship with the Company is by mutual consent ("Employment at Will"). This means either you or the Company have the right to discontinue the employment relationship with or without cause at any time and for any reason.

I have read the foregoing information relative to the Company's conditions of employment and understand that my employment offer is conditioned upon their satisfaction.

/s/ Traci Hornfeck	February 27, 2025
Traci Hornfeck	Date